

October 27, 2014

<u>Via E-mail</u>
Norman L. Frohreich
President
Fullcircle Registry, Inc.
161 Alpine Drive
Shelbyville, KY 40065

      **Re:    Fullcircle Registry, Inc.**
              **Item 4.01 Form 8-K**
              **Filed October 14, 2014**
              **File No. 333-51918**

Dear Mr. Frohreich:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your 8-K to state whether during the most recent two years and interim period (<u>through the date of resignation</u>) there were any reportable events. Refer to Item 304(a)(1)(v) of Regulation S-K. Include an updated letter from your prior auditor in your amended 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant